

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Kaitlyn Arsenault
Chief Financial Officer
Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92130

> **Re: Skye Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Quarterly Period Ended September 30, 2024**
> **File No. 000-55136**

Dear Kaitlyn Arsenault:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences